SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

September 16, 2004

CORUS GROUP plc
(Translation of Registrant’s Name into English)

30 Millbank
London SW1P 4WY England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        No X

(Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        No X

(Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and is not distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.)

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes        No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 — _____)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORUS GROUP plc

Date: September 16, 2004	By	Theresa Robinson

Name: Mrs T. Robinson
Group Secretariat Co-ordinator

Corus Group plc

Corus Group plc announces Tender Offer
for its €400,000,000 5 3/8% Bonds due in 2006

LONDON (September 16, 2004). Corus has today invited holders of its €400,000,000 5 3/8% Euro Bonds 2006 (the “Bonds”) to tender their bonds up to 16:00 hours, London time, on 15 October 2004. Tenders must be made in the manner specified in the Offer to Purchase. There will be an “Early Tender Date” which is expected to be 16:00 hours, London time, on 30 September 2004. The purchase price for the Bonds will be 103.50% of the principal amount of tendered Bonds, if they are tendered for purchase on the Early Tender Date, plus accrued interest up to but excluding the expected Early Settlement Date. This price includes an “Early Tender Payment” of 1.00% for tenders received prior to the Early Tender Date. Tenders received after the Early Tender Date, but prior to 16:00 hours, London time, on 15 October 2004, will not receive this payment.

The Tender Offer is subject to the satisfaction of certain conditions, including Corus obtaining satisfactory financing, as well as other general conditions. The complete terms and conditions of the Tender Offer will be set forth in the Offer to Purchase. Copies of the Offer to Purchase will be available from Credit Suisse First Boston (Europe) Limited, the Dealer Manager for the Offer. A notice containing contact details for the Dealer Manager will be distributed to noteholders through Euroclear and Clearstream, Luxembourg.

Credit Suisse First Boston (Europe) Limited is serving as Dealer Manager and Solicitation Agent in connection with the Tender Offer.

For further information, please contact:

Corus Group plc

Investor Relations	Tel: +44 0(20) 7717 4501/502/503

Corporate Relations	Tel: +44 0(20) 7717 4502